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                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                           Washington, D.C. 20549

                                               SCHEDULE 13G

                                  Under the Securities Exchange Act of 1934
                                           (Amendment No._______)*

                                         EMERALD ISLE BANCORP, INC.
                                              (Name of Issuer)

                                       COMMON STOCK, $1.00 PAR VALUE
                                       (Title of Class of Securities)

                                                 290923101
                                               (CUSIP Number)

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                          Page 1 of 5 Pages

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                              13 G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Emerald Isle Bancorp, Inc. Employee Stock Ownership Plan

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
                   5       SOLE VOTING POWER

                           0
                   6       SHARED VOTING POWER
     NUMBER
   OF SHARES               0
  BENEFICIALLY     7       SOLE DISPOSITIVE POWER
   OWNED BY
  EACH PERSON              319,959
     WITH          8       SHARED DISPOSITIVE POWER

                           0
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        319,959
10      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9)           [ ]
        EXCLUDES CERTAIN SHARES*

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        14.32%
12      TYPE OF REPORTING PERSON *

        EP

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
                             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                                Page 2 of 5 Pages

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Effective October 1, 1996, Emerald Isle Bancorp, Inc. (the "Issuer"), a
corporation organized under the laws of the Commonwealth of Massachusetts, became the bank holding company for The Hibernia Savings Bank (the "Bank"), a Massachusetts state-chartered savings bank in a share for-share-exchange in accordance with the provisions of Massachusetts General Laws, Chapter 172,
Section 26B. The issuer owns one hundred percent (100%) of the common stock of the Bank. The person filing this statement ("Statement"), the Emerald Isle Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), beneficially owned more than 5% of the outstanding common stock of the Bank and, after consummation of the acquisition of the Bank by the Issuer, owns more than 5% of the outstanding common stock of the Issuer. The ESOP previously reported changes in its beneficial ownership to the FDIC on Form F-11A and amendments thereto.

Item 1.

(a)      Name of Issuer:  Emerald Isle Bancorp, Inc.

(b) Address of Issuer's Principal Executive Offices: 730 Hancock Street, Quincy, Massachusetts, 02170

Item 2.

(a) Name of Person Filing: Emerald Isle Bancorp, Inc. Employee Stock Ownership Plan

(b) Address of Principal Business Office or, if none, Residence: 730 Hancock Street, Quincy, Massachusetts, 02170

(c)      Citizenship: U.S.A.

(d)      Title of Class of Securities: Common Stock, $1.00 par value

(e)      CUSIP Number:  290923101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)     [ ] Broker or Dealer registered under Section 15 of the Act

(b)     [ ] Bank as defined in section 3(a)(6) of the Act

(c)     [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [X] Employee Benefit Plan, pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
or endowment fund; see 240.13d-1(b)(ii)9G0 (Note: See Item 7)

(g)     [ ] Parent Holding Company, in accordance with section
240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)     [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

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Item 4. Ownership

(a)     Amount Beneficially Owned: 319,959

(b)     Percent of Class: 14.32%

(c)     Number of shares as to which such person has:

        (i)     sole power to vote or to direct the vote: 0
        (ii)    shared power to vote or to direct the vote: 0
        (iii)   sole power to dispose or to direct the disposition of: 319,959
        (iv)    shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                              SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


                                     March 10, 1997

                                     /s/ Mark A. Osborne

                                    Mark A. Osborne, Trustee
                                    Emerald Isle Bancorp, Inc.
                                    Employee Stock Ownership Plan

                                         Page 5 of 5 Pages